UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 OR 15d-16 under the
securities exchange act of 1934
For the month of October 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

          Telvent GIT, S.A. (the “Company”) is furnishing as an exhibit to this Current Report on Form 6-K, certain sections of its Form 20-F for the year ended December 31, 2008, in order to present its audited Consolidated Financial Statements and Notes as adjusted for the implementation of SFAS 160, which changes the way a company accounts for its noncontrolling interests in its subsidiaries and for the de-consolidation of its subsidiaries. The Company implemented the aforementioned change on January 1, 2009, as described in Note 20 to the Consolidated Financial Statements and applied it on a retrospective basis to the years ended December 31, 2007 and 2008. Accordingly, the Consolidated Financial Statements and Notes, as well as the disclosure of Selected Financial Data, Operating and Financial Review and Prospects and certain other disclosures, have been adjusted in all relevant areas impacted in order to present the underlying financial information on a consistent basis as if the accounting method had been applied throughout the periods presented herein. The Consolidated Financial Statements and Notes, as adjusted for the implementation of this new SFAS, have been audited by the Company’s independent registered public accounting firm. The format of the items presented herein is consistent with that included in the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2008. Except as otherwise stated, the information presented is as of December 31, 2008 and does not supersede or modify the information presented by the Company in reports furnished on Form 6-K after December 31, 2008.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 2, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

99.1	Consolidated Financial Statements and Related Financial Information, as adjusted, as of and for the years ended December 31, 2008 and 2007.

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